ARJ 5-10-2004

CM 5/4

SECURITI[redacted]SSION

04018180

ANNUAL AUDITED REPORT

FORM X-17A-5

PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-47687

APR 30 2004

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GREENWICH GLOBAL, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

70 NEW CANAAN AVENUE
(No. and Street)

NORWALK (City) CT (State) 06850 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

AJ Solomon 732-291-7642
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Janover Rubinroit, LLC
(Name – *if individual, state last, first, middle name*)

100 Quentin Roosevelt Blvd. (Address) Garden City (City) NY (State) 11530 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5

OATH OR AFFIRMATION

I, A.J. Solomon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Greenwich Global, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

LORETTA DEBRA PFAU
A Notary Public of New Jersey
My Commission Expires 5/30/2005

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditors Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENWICH GLOBAL, LLC

* * * * *

FINANCIAL STATEMENT

DECEMBER 31, 2003

GREENWICH GLOBAL, LLC

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT dated March 29, 2004

LONG ISLAND
100 Quentin Roosevelt Blvd.
Suite 516
Garden City
New York 11530
(516) 542-6300
Fax: (516) 542-9021

NEW YORK CITY
845 Third Avenue
New York
New York 10022
(212) 980-2470
Fax: (212) 980-2177

JANOVER RUBINROIT

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members of
Greenwich Global, LLC:

We have audited the accompanying statement of financial condition of Greenwich Global, LLC as of December 31, 2003, pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Greenwich Global, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Janover Rubinroit, LLC

March 29, 2004

GREENWICH GLOBAL, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash	$	3,902
Clearing deposit		25,000
Receivable due from clearing firm		11,401
Prepaid expenses		4,446
	$	44,749

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	32,149
Obligations under capital leases - current maturities		1,904
		34,053
Commitments and contingencies		
Members' equity		10,696
	$	44,749

The accompanying notes are an integral part of the financial statements.

GREENWICH GLOBAL, LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - ORGANIZATION:

Greenwich Global, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware on March 2, 2001. Prior to that date it operated as a Limited Partnership. The Company commenced operations December 16, 1994 as a broker-dealer registered with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. ("NASD"). The Company introduces its customer business on a fully disclosed basis with various broker-dealers pursuant to clearing agreements.

On December 30, 2002, the Members of the Company sold their membership interests to two new members. 20% was purchased immediately with the remaining 80% held in escrow until the NASD approved the change in the management and ownership of the Company. The sale was finalized on August 1, 2003 and the remaining 80% interest was transferred to the Company's new members.

The sale did not include the existing assets of the Company, and it did not include the assumption of a majority of the outstanding liabilities. Accordingly, the net assets were distributed to the former members, for approximately $5,100.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Cash and cash equivalents

Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less, other than those held for sale in the ordinary course of business.

Revenue recognition

The Company records income from commissions on customers' security transactions and related expenses on a trade-date basis.

Income taxes

No provision has been made for income taxes. The Company is treated as a Partnership under the Internal Revenue Code and applicable state tax codes. The Company's members include the operations of the Company in their individual income tax returns and will pay all Federal and applicable state taxes.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - CLEARING BROKER:

The Company clears all of its trades through Fiserv Securities, Inc. ("FS") on a fully disclosed basis and maintains a clearing deposit at FS in the amount of $25,000. Additionally, at December 31, 2003, the Company had a receivable due from FS in the amount of $11,401.

NOTE 4 - LEASE OBLIGATIONS:

The Company acquired computer and telephone equipment under a lease. The lease expires in December 2004. At December 31, 2003, the future minimum lease payments under the lease are $1,904, all of which are short term.

NOTE 5 - NET CAPITAL REQUIREMENT:

The Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to1. At December 31, 2003, the Company had regulatory net capital of $6,250, which was $1,250 in excess of its required minimum regulatory net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5.45 to1.

One of the Company's members made a non-cash capital contribution of his December 2003 commissions, in the amount of $16,131.

NOTE 6 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK:

The Company, as an introducing broker, clears all transactions with and for customers, on a fully disclosed basis, with a clearing broker and promptly transmits all customer funds and securities to the clearing broker who carries all the accounts of such customers. These activities may expose the Company to off-balance sheet risk in the event that the customer and/or clearing broker is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers and, therefore there are no excess margin securities.

The Company seeks to control off-balance sheet risk by monitoring the market value of securities held in compliance with regulatory and internal guidelines. Pursuant to such guidelines, the Company may require additional collateral or reductions of positions, if necessary. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis.

NOTE 7 - COMMITMENTS AND CONTINGENCIES:

Lease

The Company rents its office under a formal lease agreement, which expires on December 31, 2004. Rent expense for the year ended December 31, 2003 was $46,614. Future minimum lease obligations at December 31, 2003 are approximately $45,000.

Service agreement

The Company has a service agreement with one of its executives. The agreement provides for a base monthly salary as well as for incentive bonuses and benefits payable if specified performance goals are attained, which is based on the discretion of a manager of the Company.

Litigation

The Company is, from time to time, a party to litigation arising in the ordinary course of its business. Currently, there are no outstanding claims outstanding that are likely to have a material adverse effect upon the financial statements of the Company.